Filed by Cullen/Frost Bankers, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Summit Bancshares, Inc.
Commission File No.: 333-136626

October 27, 2006

Dear Summit Shareholder:

   As you know, Summit Bancshares, Inc. ("Summit") and Cullen/Frost Bankers, Inc. ("Cullen/Frost") have entered into an Agreement and Plan of Merger, dated as of July 2, 2006 (the "Merger Agreement"), pursuant to which, subject to certain conditions, Summit will merge with and into Cullen/Frost (the "Merger"). As outlined in the Proxy Statement/Prospectus (the "Proxy Statement/Prospectus"), a copy of which is included in this package, the terms of the Merger Agreement allow Summit shareholders to choose, subject to certain limitations, the type of consideration (cash, Cullen/Frost common shares, or a mix of cash and shares) that they will receive in exchange for their Summit common shares. It is now time for you to choose the merger consideration that you wish to receive. All the documents necessary to complete your election are included in this package. Please review the following documents carefully:

w

The Form of Election and Letter of Transmittal, which enables you to make your election and attach your stock certificates (if appropriate) along with a Substitute Form W-9 to certify your taxpayer identification/social security number;

w	The Instructions for Completing the Form of Election and Letter of Transmittal (the "Instructions"), attached with the Form of Election and Letter of Transmittal;

w	The Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; an

w	A Return Envelope for mailing items to The Bank of New York (the "Exchange Agent").

   To make your election, please complete the Form of Election and Letter of Transmittal and the Substitute Form W-9, attach your Summit stock certificate(s) (if those certificate(s) are required to be sent according to the Instructions) and mail these items to the Exchange Agent. The Form of Election and Letter of Transmittal and your stock certificate(s) (if those certificate(s) are required to be sent according to the Instructions and unless the delivery of those certificate(s) is guaranteed as set forth in the Instructions) must be received no later than 5:00 p.m., New York City time, on December 1, 2006 (the "Election Deadline"). If you fail to make a proper election by the Election Deadline for any of your Summit common shares, you will receive cash, Cullen/Frost common shares, or a mix of cash and shares based on what is available after other Summit shareholders have made their elections.

   Although each Summit shareholder may elect to receive all cash, all Cullen/Frost common stock or a combination thereof in the merger, the cash and stock elections are subject to proration and adjustment. As a result, even if you make an all cash election or an all stock election, you may nevertheless receive a mix of cash and stock consideration. In addition, if you elect to receive a combination of stock and cash, you may not receive the desired mix. You should also carefully read the Proxy Statement/Prospectus, a copy of which is included in this package. If you have any questions regarding the forms or the election process, please contact Bob G. Scott at (817) 877-2660.

   This communication is not a solicitation of a proxy from any shareholder of Summit. Cullen/Frost has filed with the Securities and Exchange Commission (the "SEC") the Proxy Statement/Prospectus that was mailed to Summit shareholders on September 19, 2006. Cullen/Frost and Summit may file other relevant documents concerning the Merger. We urge investors in Summit to read the Proxy Statement/Prospectus and any other relevant documents to be filed with the SEC, because they will contain important information. Investors will be able to obtain the documents free of charge at the SEC's website, http://www.sec.gov. In addition, documents filed with the SEC by Cullen/Frost will be available free of charge at http://www.frostbank.com under the tab "About Frost" and then under the heading "Investor Relations" and then under "SEC Filings" and can also be obtained free of charge by directing a request to Greg Parker, Executive Vice President & Director of Investor Relations, Cullen/Frost Bankers, Inc., P.O. Box 1600, San Antonio, Texas 78296, (210) 220-5632. Documents filed with the SEC by Summit will be available free of charge from Summit Bancshares, Inc., Attention: Bob G. Scott, 3880 Hulen Street, Suite 300, Fort Worth, TX 76107.

Cullen/Frost Bankers, Inc. Summit Bancshares, Inc.